Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    December    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


PINE VALLEY MINING CORPORATION DEVELOPMENT UPDATE

VANCOUVER, BRITISH COLUMBIA, December 10, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") wishes to update shareholders on the results of a review of capital requirements to develop the Willow Creek Coal Project ("Project").

Norwest Mine Services Ltd ("Norwest") completed the Updated Final Feasibility Study for the Willow Creek Coal Project in September 2002 ("Feasibility Study") This detailed a total site facility capital requirement of C$26.98M based on leasing the mine's mobile equipment fleet.

In August 2003, PVM commissioned Merit Consultants International Inc ("Merit") to undertake a review of the project costs (excluding the mobile equipment and preparation plant facilities) required to achieve the same coal production levels as planned in the Feasibility Study. The review by Merit included identifying and costing used equipment currently readily available in the marketplace as a means of reducing capital costs. The coal reserves and location of mining and infrastructure areas were those defined in the Feasibility Study. The following table provides a comparison between the original feasibility costs provided in September 2002 by Norwest, compared to the review by Merit of the capital project costs where used equipment can be incorporated.

All values shown are C$

                       Feasibility Study, Sept 2002   Merit Report, August 2003
                         (incl. 10-15% contingency)     (incl. 10% contingency)
Mine Operations Facilities                 $785,000                    $684,000
Mine Operations Equipment                  $779,000                    $333,000
Pre-Development                          $1,380,000                    $660,000
Pre-Production and spares                $3,816,000                  $1,631,000
Site work                                $2,312,000                    $991,000
Raw Coal Handling                        $2,293,000                  $1,474,000
Preparation Plant                        $6,415,000                  $5,153,000
Clean Coal Handling                      $2,382,000                  $2,279,000
Rail siding                              $2,553,000                  $2,033,000
EPCM and Additional Indirect Costs       $1,326,000                    $818,000
Office/Workshop                         $22,940,000                  $1,912,000
Total                                   $26,981,000                 $17,968,000

Notes:
- Working capital, sustaining capital, first fills and inventory costs are not included.
- Based on a fully modularised processing plant.

The projected capital expenditures are required over a period of time as the Project is developed and increased in capacity. Subject to financing, the Company plans on the initial development occurring during the first half of 2004. Of the projected total capital expenditure, approximately C$2.5M is required to initially start production at a rate of 500,000 tonnes per year. A further C$7.5M is required in capital to achieve a production level of 900,000 tonnes per year of unwashed coal. This second stage of development is planned to occur during the third quarter of 2004, again subject to financing. The balance of capital expenditures (some C$8.0 million) is largely required to fund the coal preparation plant and rail loading facilities. Approximately C$5.7 million of this is required once the initial 1Mt of coal production from the Peninsula Pit has been mined and shipped. The remaining C$2.3 million is less time sensitive and can be deferred if required. Once all plant capital expenditure has been spent, it is estimated that the mine plant will have sufficient capacity to produce some 2 million tonnes per year of saleable product. However, any decision to expand to this level will be dependent upon regulatory approvals, market demand and other economic parameters at the time, such as exchange rates.


                                                     Plant Capex
                                                           (C$M)


Phase 1 (0.5Mtpa capacity)                                   2.5

Phase 2 (1Mtpa unwashed)                                     7.5


Phase 3 (1-2Mtpa washed)                                     8.0

TOTAL                                                       18.0

Working capital requirements at a production rate of 500,000 tonnes per year are estimated at C$2.5 million. Hence, total plant and working capital requirements to achieve first production are estimated at C$5.0M.

Mr. Jay Collins, P.Eng., an independent Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

Project Development Timing
Financing remains the key rate-determining step for a positive Project development commitment decision. The Company's near term target is to fund the C$5.0 million necessary for first production at a rate of 500,000 tonnes per year. PVM would hope to expand production beyond this level as, and when, sufficient finance or internally generated funds are available to fund the additional outlay. The Project's economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar which has strengthened considerably since the September, 2002 Feasibility Study The time required for construction and mobilization after a financing commitment decision is still estimated at 3-5 months. A more definitive forecast on first production will be made once more is known about the likely timing for financing.

The Company intends advertising for key mine management roles in mid December (Accountant, Production Manager, Maintenance Supervisor, Engineer). It is hoped to have these people employed within February 2004 subject to completion of appropriate financing requirements. Job descriptions will be posted on the Company's website (www.pinevalleycoal.com) shortly.

Background
Falls Mountain Coal Inc. ("Falls Mountain"), a wholly owned subsidiary of PVM, has entered into a binding sale & purchase agreement to acquire Mitsui Matsushima Canada Ltd's ("Mitsui Matsushima") one third interest in the Project for C$6.0 million. Terms of the purchase are currently governed by a memorandum of understanding executed between the parties on December 5, 2003 (see the Company's press release of December 5, 2003). The Company hopes to carry out a private placement by January 6, 2004 to fund the C$2.0 million initial payments to Mitsui Matsushima and thereby complete the purchase. Failure to do so will result in the payment by Falls Mountain of a C$500,000 break-up fee to Mitsui Matsushima.

The Company has received proceeds of C$500,000 through the exercise of warrants by Mark Smith. Mark Smith is the Chairman and largest shareholder of the Company. These funds will be applied to fund a required C$500,000 deposit towards the C$2.0 million initial payments to Mitsui Matsushima and, in the event the Company does not complete the C$2.0 million initial payments, be in payment of the C$500,000 break-up fee.




PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
President and Chief Executive Officer
###
Contacts:
Richard Palmer                        Mark Fields
President & CEO                       Executive Vice President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742      Vancouver, British Columbia, Canada
Sydney, Australia                     markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    December 10, 2003                " Richard Palmer "
                                      President and Chief Executive Officer